UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Neumora Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

640979100

(CUSIP Number)

Jonathan P. Graham

Executive Vice President and General Counsel and Secretary

One Amgen Center Drive

Thousand Oaks, CA 91320-1799

(805) 447-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640979100	13D	Page 1 of 7 pages

1	Names of Reporting Persons Amgen Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 35,368,653
	8	Shared Voting Power 0
	9	Sole Dispositive Power 35,368,653
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,368,653
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.2%
14	Type of Reporting Person CO

CUSIP No. 640979100	13D	Page 2 of 7 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Neumora Therapeutics, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 490 Arsenal Way, Suite 200, Watertown, MA 02472.

Item 2.	Identity and Background.

The Schedule 13D is being filed by Amgen Inc. (“Amgen”), a corporation organized under the laws of the State of Delaware. The business address of the Reporting Person is One Amgen Center Drive, Thousand Oaks, CA 91320. Amgen is a global biotechnology company that discovers, develops, manufactures and delivers human therapeutics. The name, citizenship, business address and present principal occupation of each executive officer and director of Amgen is listed on Schedule A attached hereto (Amgen, together with the individuals identified on Schedule A, being referred to herein as the “Reporting Persons”).

Neither Amgen, nor to the knowledge of Amgen, any other Reporting Person has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering of Common Stock (the “IPO”), Amgen purchased shares of Series A-2 Preferred and Series B Preferred stock of the Issuer in a series of transactions for aggregated consideration of approximately $110.0 million and the grant of certain exclusive license rights. On September 19, 2023, in connection with the closing of the IPO, the preferred shares held by Amgen automatically converted into 33,603,948 shares of Common Stock.

Also on September 19, 2023, Amgen purchased 1,764,705 shares of Common Stock in the IPO at a price per share of $17.00.

Amgen used funds from its working capital to make the acquisitions described in this Item 3.

Item 4.	Purpose of Transaction.

Registration Rights

Prior to the IPO, the Issuer granted Amgen, as well as certain other holders of the Issuer’s convertible preferred stock and certain holders of Common Stock, registration rights pursuant to the Amended and Restated Investors’ Rights Agreement, dated September 22, 2022, by and among the Issuer and the stockholders party thereto (the “Investor Rights Agreement”).

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Specifically, the Issuer has granted Amgen demand, piggyback and Form S-3 registration rights, which will terminate upon the earlier of (i) with respect to each stockholder, such date on which all registrable shares held by such stockholder may immediately be sold during any three-month period pursuant to Rule 144 of the Securities Act of 1933, as amended, (ii) the occurrence of a deemed liquidation event, as defined in the Issuer’s amended and restated certificate of incorporation, as currently in effect, and (iii) the fifth anniversary of the IPO.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Lock-Up Agreement

In connection with the IPO, Amgen entered into a letter agreement (the “Lock-Up Agreement”), with the several underwriters for the IPO (the “Underwriters”). Pursuant to the Lock-Up Agreement, Amgen agreed, without the prior written consent of the Underwriters and subject to limited exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including without limitation, Common Stock or such other securities which may be deemed to be beneficially owned by Amgen in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant)(collectively with the Common Stock, the “Lock-Up Securities”), (ii) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of the Lock-Up Securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any the Lock-Up Securities, or (iv) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of the final prospectus used in the IPO.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, the form of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Letter Agreement

In connection with the purchase of the Issuer’s Series A-2 preferred stock, on September 10, 2021, Amgen entered into a letter agreement (as amended on September 22, 2022, the “Letter Agreement”) with the Issuer that provides, among other things, that for so long as Amgen holds shares of the Issuer’s capital stock representing at least ten percent of the Issuer’s outstanding capitalization, the Issuer shall appoint one member to its Board of Directors that is designated by Amgen. David Piacquad was elected to the Board of the Issuer as Amgen’s designee. The Letter Agreement further provides that for a period of one year following the IPO, subject to certain exceptions or unless otherwise agreed to by the Issuer, it will not effect, offer or propose to effect, or enter into substantive discussions with any third party regarding or publicly announce any intention to effect or cause: (i) any acquisitions of Common Stock if such acquisition would

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cause Amgen to beneficially own more than 24.5% of the outstanding Common Stock (the “Share Cap”); (ii) any tender, exchange offer, merger, consolidation, or business combination that would cause Amgen’s beneficial ownership to exceed the Share Cap; (iii) any sale of substantially all of the assets of the Issuer; (iv) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with the Issuer or any of its subsidiaries; (v) any solicitation of proxies or consents to vote any voting securities of the Issuer; or (vi) any solicitation of proxies or consents to vote any securities of the Issuer in connection with any election contest or stockholder proposals with respect to the Issuer. In addition, Amgen has agreed that, commencing on the 181st day following the listing of the Common Stock, for so long as it holds at least ten percent of the outstanding capital stock of the Issuer it will not sell more than five percent of the outstanding capital stock in any rolling twelve-month period, subject to certain exceptions or unless otherwise agreed to by the Issuer.

General

Amgen acquired the securities described in this Schedule 13D for investment purposes and it intends to review its investments in the Issuer on a continuing basis. Any actions Amgen might undertake will be dependent upon its review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the agreements described above, Amgen may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, Amgen may engage in discussions with management, the board of directors of the Issuer (the “Board”), other securityholders of the Issuer, and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; licenses, collaborations or other transfers of intellectual property; a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

To facilitate consideration of such matters, Amgen may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. Amgen may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. Amgen will likely take some or all of the foregoing steps at preliminary stages in its consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 640979100	13D	Page 5 of 7 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 35,368,653

•	Percent of Class: 23.2%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 35,368,653

•	Shared power to vote: 0

•	Sole power to dispose or direct the disposition of: 35,368,653

•	Shared power to dispose or direct the disposition of: 0

Amgen is the record holder of the Common Stock reported herein and is a publicly traded company with securities listed on Nasdaq. The above percentage is based on 152,698,414 shares of Common Stock outstanding following closing of the IPO.

To the knowledge of Amgen, no other Reporting Person beneficially owns any shares of Common Stock.

(c)

Other than as described in Items 3 and 4, neither Amgen, nor, to the knowledge of Amgen, any other Reporting Person, has effected any transactions with respect to the Common Stock within the last 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Investor Rights Agreement and Lock-Up Agreement and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, neither Amgen, nor, to the knowledge of Amgen, any other Reporting Person, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 640979100	13D	Page 6 of 7 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Amended and Restated Investors’ Rights Agreement, dated September 22, 2022, as amended, by and among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-274229), as filed with the Securities and Exchange Commission on August 25, 2023).

2	Form of Lock-Up Agreement (incorporated by reference to the Form of Underwriting Agreement filed as Exhibit 1.1 the Issuer’s Registration Statement on Form S-1/A (File No. 333-274229), as filed with the Securities and Exchange Commission on September 11, 2023).

3	Letter Agreement, dated September 10, 2021, by and among the Issuer (f/k/a RBNC Therapeutics, Inc.) and Amgen.

4	Amendment to Letter Agreement, dated September 22, 2022, by and among the Issuer and Amgen.

CUSIP No. 640979100	13D	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2023

AMGEN INC.

By:	/s/ Peter H. Griffith
Name:	Peter H. Griffith
Title:	Executive Vice President and Chief Financial Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF AMGEN INC.

The name, title and present principal occupation or employment of each of the executive officers and directors of Amgen Inc. are set forth below. The business address of each director and executive officer listed below is Amgen Inc., One Amgen Center Drive, Thousand Oaks, California 91320-1799. Each of the executive officers and directors listed below is a U.S. citizen.

Executive Officers

Name	Principal Occupation
Robert A. Bradway	Chairman of the Board, Chief Executive Officer and President
Murdo Gordon	Executive Vice President, Global Commercial Operations
Jonathan P. Graham	Executive Vice President and General Counsel and Secretary
Peter H. Griffith	Executive Vice President and Chief Financial Officer
Nancy A. Grygiel	Senior Vice President and Chief Compliance Officer
Rachna Khosla	Senior Vice President, Business Development
Derek Miller	Senior Vice President, Human Resources
David M. Reese	Executive Vice President, Research and Development
Esteban Santos	Executive Vice President, Operations

Directors

Name	Principal Occupation
Wanda M. Austin	Retired President and Chief Executive Officer, The Aerospace Corporation
Michael V. Drake	President, University of California
Brian J. Druker	Physician-Scientist and Professor of Medicine, Oregon Health & Science University; Director of the OHSU Knight Cancer Institute and JELD-WEN Chair of Leukemia Research; Associate Dean for Oncology, OHSU School of Medicine
Robert A. Eckert	Chairman Emeritus, Mattel, Inc.
Greg C. Garland	Executive Chairman and Former Chairman and Chief Executive Officer, Phillips 66
Charles M. Holley, Jr.	Former EVP and Chief Financial Officer of Wal-Mart Stores, Inc.
S. Omar Ishrak	Former Executive Chairman and Chairman of the Board of Directors, Medtronic plc
Tyler Jacks	David H. Koch Professor of Biology, Massachusetts Institute of Technology and Founding Director of the David H. Koch Institute for Integrative Cancer Research
Ellen J. Kullman	Executive Chair of the Board and Former President and Chief Executive Officer of Carbon, Inc.
Amy E. Miles	Former Chair of the Board and Chief Executive Officer, Regal Entertainment Group, Inc.
Ronald D. Sugar	Chairman Emeritus, Northrop Grumman Corporation
R. Sanders Williams	President Emeritus of Gladstone Institutes; Professor of Medicine, University of California, San Francisco; Professor of Medicine, Duke University